

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2025

Anthony K. McDonald
Chief Executive Officer and President
CEA Industries Inc.
385 South Pierce Avenue, Suite C
Louisville, Colorado 80027

> **Re: CEA Industries Inc.**
> **Registration Statement on Form S-3**
> **Filed January 15, 2025**
> **File No. 333-284306**

Dear Anthony K. McDonald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Andrew D. Hudders, Esq.